

Joseph Dzierzewski, Ph.D. · 3rd

Assistant Professor at VCU; Research Scientist at VA Greater Los Angeles

Richmond, Virginia Area · 328 connections · Contact info



Virginia Commonwea
University



University of Florida

Experience



Assistant Professor
Virginia Commonwealth University
Jul 2016 – Present · 3 yrs 11 mos
Richmond, Virginia



U.S. Department of Veterans Affairs
7 yrs 9 mos



Research Scientist
Sep 2015 – Present · 4 yrs 9 mos



Advanced Geriatrics Fellow
Sep 2012 – Sep 2015 · 3 yrs 1 mo



Assistant Professor
UCLA
Jul 2013 – Jun 2016 · 3 yrs

Education



University of Florida
Doctor of Philosophy (PhD), Clinical Psychology



University of Nevada-Las Vegas
Bachelor of Arts (BA), Psychology

Skills & Endorsements

Science · 3

Stella J. and 2 connections have given endorsements for this skill

Psychology · 24

 Endorsed by **Daniel Allen and 3 others who are highly skilled at this**

 Endorsed by **2 of Joseph's colleagues at Department of Veterans Affairs**

Geropsychology

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